Exhibit 8.1

Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation

Beijing Chagee Catering Management Co., Ltd.	PRC
Sichuan Chagee Enterprise Management Co., Ltd.	PRC
Sichuan Chayudao Enterprise Management Co., Ltd.	PRC
Chagee (Shanghai) Brand Management Co., Ltd.	PRC
Chagee (Shanghai) Information Technology Co., Ltd.	PRC